Exhibit 99.64

CARBON STREAMING CORPORATION

- and -

OSISKO GOLD ROYALTIES LTD

INVESTOR RIGHTS AGREEMENT

February 18, 2021

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is made as of February 18, 2021

BETWEEN:	CARBON STREAMING CORPORATION, a corporation existing under the laws of British Columbia having its head office at 401 - 4 King Street West, Toronto, Ontario Canada, M5H 1B6 (the “Corporation”)

AND:

OSISKO GOLD ROYALTIES LTD, a corporation existing under the laws of Québec having its head office at 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2

(“Osisko”)

(each a “Party” and collectively, the “Parties”)

WHEREAS on January 11, 2021, Osisko subscribed by way of private placement for, and the Corporation issued to Osisko, 2,000,000 units of the Corporation for a subscription price of $0.25 per unit for an aggregate subscription price of $500,000, with each unit comprising one common share in the capital of the Corporation (the “Shares”) and one common share purchase warrant of the Corporation (the “Warrants”), with each Warrant exercisable for one Share at an exercise price of $0.75 for a period of five years from their date of issuance (the “Initial Subscription”);

AND WHEREAS on the date of this Agreement Osisko subscribed by way of a private placement for, and the Corporation issued to Osisko, an additional 4,000,000 units of the Corporation for a subscription price of $0.75 per unit for an aggregate subscription price of $3,000,000, with each unit comprising one Share and one Warrant, with each Warrant exercisable for one Share at an exercise price of $1.50 for a period of five years from their date of issuance (the “Transaction”);

AND WHEREAS in connection with the Transaction, the Corporation and Osisko wish to enter into this Agreement in order to, among other things, confer on Osisko certain nomination and participation rights in accordance with, and subject to, the terms and subject to the conditions set forth herein;

NOW THEREFORE, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

The following definitions apply to this Agreement:

“Affiliate”: a person is considered to be an affiliate of another Person if one is the subsidiary of the other or if both are subsidiaries of the same Person. For the purposes of this definition, “subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a subsidiary of that subsidiary, and “control” means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

“Agreement” means this Investor Rights Agreement, as it may be amended from time to time in accordance with the terms hereof.

“BCSA” means the Securities Act (British Columbia).

“Board” means the board of directors of the Corporation, as constituted from time to time.

“Bought Deal” means a sale of securities of the Corporation to an underwriter(s) for reoffering to the public as described in the definition of “bought deal agreement” in Section 7.1 of National Instrument 44-101 – Short Form Prospectus Distributions.

“Business Day” means any day of the year, other than Saturday, Sunday and holidays in the Provinces of Quebec and Ontario.

“Corporation” has the meaning ascribed thereto in the recitals.

“Corporation Meeting Notice” has the meaning ascribed thereto in Section 2.2a).

“Eligible Right” has the meaning ascribed thereto in Section 4.2(1).

“Eligible Transaction” has the meaning ascribed thereto in Section 4.1(1).

“Equity Securities” means the Shares and any other security of the Corporation that carries a residual right to participate in the earnings of the Corporation and, on liquidation or winding up of the Corporation, in its assets.

“Exempted Securities” means: (i) Equity Securities or Share Rights issued pursuant to, or upon the exercise, exchange or conversion of Share Rights issued pursuant to, equity- based compensation plans that have been approved by the Shareholders and any required stock exchange(s) or issued to management, directors or employees of the Corporation as consideration for services provided to the Corporation; (ii) Equity Securities or Share Rights issued in connection with any rights offering, stock split, stock dividend or any similar recapitalization by the Corporation in which all Shareholders or recipients are affected equally; and (iii) Equity Securities issued in connection with the exercise, exchange or conversion of: (A) Share Rights outstanding on the date hereof or issued pursuant to contractual arrangements in force on the date hereof or (B) Share Rights issued after execution of this Agreement in accordance with Article 3; and (iv) Equity Securities or Share Rights issued as consideration for, or pursuant to, an acquisition or take-over bid, business combination and/or merger.

“New Securities” means any Equity Securities or Share Rights which are issued by the Corporation after the date of this Agreement, provided, however, that “New Securities” will not include Exempted Securities.

“New Securities Offering” has the meaning ascribed thereto in Section 3.1(1).

“Nomination Notice” has the meaning ascribed thereto in Section 2.2b).

“Nomination Right Notice Period” has the meaning ascribed thereto in Section 2.2b).

“Nomination Right” has the meaning ascribed thereto in Section 2.1a).

“Offering” means a Private Placement or a Public Placement, as the case may be.

“Offering Notice” has the meaning ascribed thereto in Section 3.1(2).

“Osisko” has the meaning ascribed thereto in the recitals and includes any of its permitted assigns pursuant to Section 6.8 which is, at the relevant time, a holder of Registrable Securities.

“Osisko Nominee” has the meaning ascribed thereto in Section 2.1a).

“Partially-Diluted Basis” means after giving effect to the exercise, conversion or exchange of any securities exercisable for, convertible into or exchangeable for Shares (including, without limitation, all Share Rights) beneficially owned by Osisko.

“Participation Exercise Notice” has the meaning ascribed thereto in Section 3.1(4).

“Participation Securities” has the meaning ascribed thereto in Section 3.1(4).

“Participation Rights” has the meaning ascribed thereto in Section 3.1(1).

“Parties” means the Corporation, Osisko and each of their respective successors and permitted assigns.

“Person” means a natural or legal person, business corporation, partnership, joint venture, association, syndicate, sole proprietorship, company, trust, trustee, testamentary executor, estate administrator or other assign, bank, trust company, pension fund, commercial trust, governmental authority or other organization, whether or not a legal entity.

“Private Placement” means a distribution of Equity Securities and/or Share Rights to subscribers in Canada, in reliance on an exemption from the Prospectus Requirements under Securities Laws or in any other jurisdiction outside Canada in such manner that the sale is exempt from requirements which are substantially equivalent to the Prospectus Requirements in the territory in question in accordance with the securities laws of such territory, including a sale of Equity Securities and/or Share Rights in the United States under Rule 144A under the United States Securities Act of 1933.

“Prospectus” means a prospectus or preliminary prospectus, as the case may be, as those terms are defined in the BCSA.

“Prospectus Requirements” means the obligation to prepare a Prospectus and obtain a receipt in connection with a distribution of securities in accordance with the BCSA, as well as the equivalent obligations prescribed by other Securities Laws.

“Public Placement” means any distribution of Equity Securities or Share Rights to the public, under a Prospectus in accordance with Securities Laws of the relevant province or territory in Canada.

“QSA” means the Quebec Securities Act.

“Registrable Securities” means (a) any Shares beneficially owned or over which control or direction is exercised by Osisko as of the date hereof, including Shares acquired by or issued to Osisko without contravening the terms hereof, and (b) any Shares issued or issuable in respect of Shares referred to in clause (a) above to Osisko in connection with share splits, share dividends, reclassifications, recapitalizations, or other similar events.

“Securities Laws” means, as applicable: (i) the QSA, the BCSA and any other applicable securities legislation and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto in any other province or territory of Canada in which the Corporation is or becomes a reporting issuer or the equivalent; and (ii) as applicable, the rules and policies of the stock exchange(s) on which the Shares are listed;

“Share Rights” means warrants (including the Warrants), stock options, exchangeable or convertible securities, or other instruments or securities entitling the holder to purchase or otherwise acquire Equity Securities.

“Shareholders” means, at any relevant time, the registered holders or beneficial owners of one or more Shares.

“Shares” has the meaning ascribed thereto in the recitals.

“Stream Participation Acceptance Notice” has the meaning ascribed thereto in Section 4.1(4).

“Stream Participation Right” has the meaning ascribed thereto in Section 4.1(1).

“Stream Participation Right Election Notice” has the meaning ascribed thereto in Section 4.1(7).

“Stream Offer Notice” has the meaning ascribed thereto in Section 4.1(2).

“Stream Sale Notice” has the meaning ascribed thereto in Section 4.2(1).

“Transaction” has the meaning ascribed thereto in the recitals.

“Trigger Event” means:

a)	until the date that is three (3) years from the date of this Agreement, any sale, transfer, disposal or other transaction by Osisko or its Affiliates of Shares and/or Share Rights, pursuant to which Osisko together with its Affiliates holds less than an aggregate of 10,800,000 Shares and Warrants; and

b)	at any time after the date that is three (3) years from the date of this Agreement, the completion of any transaction or event that results in Osisko together with its Affiliates holding less than 7.5% of the outstanding Shares (calculated on a Partially-Diluted Basis).

“Underwritten Offering” means the sale of securities of the Corporation to an underwriter in connection with an Offering.

“Warrants” has the meaning ascribed thereto in the recitals.

1.2	Interpretation

For the purposes hereof, unless indicated otherwise or unless the context requires otherwise:

a)	the descriptive headings used herein are inserted solely for convenience of reference and may not be used to interpret, define or limit the scope or meaning of this Agreement or any term hereof;

b)	words in the singular include the plural and vice versa and words in one gender include all genders;

c)	all monetary amounts herein are denominated in Canadian dollars;

d)	whenever any action to be taken pursuant to this Agreement would otherwise be required to be taken or made on a day that is not a Business Day, such action shall be taken at or before the time indicated on the first Business Day following such day; and

e)	any reference to a statute shall include all regulations promulgated thereunder, as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto.

1.3	Time of the Essence

Time shall be of the essence in this Agreement.

1.4	Recitals and Schedule

The recitals in this Agreement form an integral part hereof.

ARTICLE 2

NOMINATION RIGHTS

2.1	Board Nomination Right

a)	Unless a Trigger Event has occurred, Osisko shall have the right to nominate, on an annual basis, one (1) nominee (“Osisko Nominee”) for election or appointment to the Board (the “Nomination Right”).

b)	The Osisko Nominee shall be a person eligible to serve as a director under the BCSA and the rules of any stock exchange(s) on which the Shares are listed.

c)	In the event that any Osisko Nominee is unacceptable to any stock exchange(s) on which the Shares are listed, then the Corporation shall promptly notify Osisko thereof, Osisko shall use reasonable good faith efforts to cause such Osisko Nominee to forthwith resign and the Corporation shall provide Osisko with the opportunity to designate an alternate acceptable Osisko Nominee.

2.2	Nomination Right Procedure

For so long as Osisko has the Nomination Right pursuant to Section 2.1:

a)	No earlier than 90 days and no later than 60 days prior to the date (or such other time period as the Parties may further agree in writing) of each annual general meeting of Shareholders (or each special meeting of Shareholders called for purposes including the election of directors to the Board), the Corporation shall notify Osisko in writing of the date of such meeting (the “Corporation Meeting Notice”).

b)	Osisko shall have the right and option, exercisable within fifteen (15) Business Days from receipt of the Corporation Meeting Notice (the “Nomination Right Notice Period”) to exercise the Nomination Right by notice to the Corporation (the “Nomination Notice”).

c)	If Osisko wishes to exercise the Nomination Right, Osisko shall specify in the Nomination Notice the name of the person it wishes to nominate for election to the Board.

d)	If Osisko fails to deliver a Nomination Notice in response to a Corporation Meeting Notice within the Nomination Right Notice Period, then Osisko will be deemed to have nominated its incumbent nominee, if applicable.

e)	If Osisko delivers a Nomination Notice in response to a Corporation Meeting Notice within the Nomination Right Notice Period, the Corporation shall, in respect of every meeting of the shareholders at which directors of the Corporation are to be elected, and at every reconvened meeting following an adjournment thereof or postponement thereof:

(i)	nominate the Osisko Nominee to stand for election to the Board;

(ii)	solicit proxies from the Shareholders in respect thereof, which obligation to solicit will be satisfied by delivery of a form of proxy to the Shareholders;

(iii)	include the name of the Osisko Nominee to stand for election to the Board in the proxy to be delivered to each Shareholder;

(iv)	endorse and recommend the Osisko Nominee identified in the proxy materials for election to the Board;

(v)	vote the Shares in respect of which management is granted a discretionary proxy in favour of the election of the Osisko Nominee to the Board; and

(vi)	use its commercially reasonable efforts to cause management to vote their Shares in favour of the election of the Osisko Nominee to the Board.

f)	Osisko shall also provide to the Corporation such other information regarding the Osisko Nominee as is reasonably requested by the Corporation so as to comply with applicable proxy disclosure requirements.

g)	If an Osisko Nominee is elected at a meeting of Shareholders, but ceases to hold office as a director of the Corporation for any reason, Osisko shall be entitled to nominate an individual to replace him or her and the Corporation shall promptly take all steps as may be necessary to appoint such individual to the Board to replace the Osisko Nominee who has ceased to hold office.

h)	So long as an Osisko Nominee serves as a member of the Board, such Osisko Nominee shall be eligible to serve on any committee of the Board, provided that such Osisko Nominee satisfies the Corporation’s eligibility criteria for such committee and the Board has approved, and has received regulatory approval, if required, of the Osisko Nominee serving as a member of such committee.

i)	The Osisko Nominee shall be provided with equivalent directors’ insurance and indemnification as the other members of the Board and with a written indemnification agreement in the form provided to the other members of the Board.

j)	The Corporation will use reasonable efforts to provide the Osisko Nominee with as much notice of Board and committee meetings as possible and shall make reasonable efforts to facilitate the attendance of the Osisko Nominee at Board and committee meetings, and in any event shall provide such notice as is required to be given to Board or committee members under the constating documents of the Corporation.

k)	Osisko may elect to waive the Nomination Right for a specific year or terminate the Nomination Right by delivering notice to that effect to the Corporation. The Nomination Right will not terminate if, on receipt of any Corporation Meeting Notice from the Corporation, Osisko fails or declines to exercise it.

ARTICLE 3

PARTICIPATION RIGHTS

3.1	Pre-emptive Right

(1)	Unless a Trigger Event has occurred, if the Corporation proposes to issue or sell any New Securities (including pursuant to any exercise of pre-emptive or similar rights held by any other person) (a “New Securities Offering”), then Osisko has the right (the “Participation Right”) to subscribe for and purchase, each type, class or series of New Securities, as applicable, on terms and conditions not less favorable than those provided to the other subscribers of such New Securities in the New Securities Offering, up to an amount sufficient to maintain its aggregate pro rata ownership interest in the outstanding Shares (calculated on a Partially-Diluted Basis), immediately prior to the closing of the New Securities Offering. Osisko may exercise its Participation Right with respect to any underwritten New Securities Offering through a concurrent and separate Private Placement, in which case Osisko and the Corporation shall use commercially reasonable efforts to cause the announcement of such Private Placement to occur at the same time as the announcement of such New Securities Offering, being understood that the closing of any such Private Placement may take place after the closing of any such New Securities Offering as contemplated in Section 3.1(5).

(2)	If the Corporation proposes to issue or sell New Securities pursuant to a New Securities Offering giving rise to the Participation Right, the Corporation will give written notice to Osisko (the “Offering Notice”) as soon as possible and, in any event, at least five (5) Business Days prior to the earlier of (i) the Corporation entering into a binding agreement with any person providing for such New Securities Offering, and (ii) the Corporation publicly announcing such New Securities Offering. The Offering Notice will contain the following information, to the extent known at the time:

a)	the total number of each type, class and series of Equity Securities outstanding as at the date of the Offering Notice;

b)	the total number of each type, class and series of New Securities to be offered in such New Securities Offering, and the rights, privileges, restrictions, terms and conditions of each such type, class and series;

c)	the proposed price (on a per security basis) payable for the New Securities upon which Osisko is entitled to purchase pursuant to the Participation Right;

d)	the maximum number of New Securities that Osisko is entitled to subscribe for;

e)	the proposed announcement date, and the proposed closing date for such New Securities Offering; and

f)	any other material terms of such New Securities Offering, including a statement as to the expected use of proceeds;

and the Corporation will use its commercially reasonable efforts to consult with Osisko and, if applicable, any stock exchange(s) on which the Corporation’s securities are listed as to the size, structure and other characteristics of the New Securities Offering with a view to giving full effect to the intention of the Parties that Osisko will be able to fully exercise its Participation Right in connection therewith. Further, any material information not provided to Osisko in the Offering Notice because it is not then known shall be provided forthwith upon becoming known to the Corporation. Notwithstanding any other provision of this Agreement to the contrary, in the case of a New Securities Offering that is implemented by way of Bought Deal offering, the Corporation shall provide notice to Osisko of such potential Bought Deal offering as soon as it is seriously considering such a Bought Deal offering or is in advanced discussions with underwriters in connection thereto, and the reference in this Section 3.1(2) to five (5) Business Days shall be changed to such notice as is practicable in the circumstances which shall at a minimum be thirty six (36) hours, provided that such minimum notice period may be waived in writing by any officer of Osisko irrespective of the notice provisions set forth herein.

(3)	In the case of a contemplated issuance of securities for non-cash consideration, the Board shall determine the deemed issue price, acting reasonably, which shall be the price at which Osisko may participate.

(4)	If Osisko wishes to exercise the Participation Right in respect of a particular New Securities Offering, Osisko shall give written notice to the Corporation (the “Participation Exercise Notice”) of the exercise of its Participation Right and of the number of each type, class and series of New Securities Osisko wishes to purchase (the “Participation Securities”), within four (4) Business Days after the date of receipt of the Offering Notice. Notwithstanding any other provisions of this Agreement to the contrary, in the case of a New Securities Offering that is implemented by way of a Bought Deal offering, Osisko shall use commercially reasonable efforts to provide its Participation Exercise Notice within twenty four (24) hours following the receipt of the Offering Notice so that the participation by Osisko can be announced concurrently with the Bought Deal, provided, however, that failure to do so shall not prevent Osisko from providing a Participation Exercise Notice within four (4) Business Days after the date of receipt of the Offering Notice and shall not prevent Osisko from exercising its Participation Right through a concurrent Private Placement as contemplated in Section 3.1(1).

(5)	If Osisko exercises its Participation Right, subject to the receipt of any required regulatory approvals (including of any stock exchange(s) on which the Corporation’s securities are listed), which approvals the Corporation will use its commercially reasonable efforts to promptly obtain (including applying for any necessary price protection confirmations), the closing of the purchase by Osisko of its New Securities will occur on the date indicated by Osisko in the Participation Exercise Notice, but in any event not more than the later of (i) ten (10) Business Days following the Participation Exercise Notice and (ii) the closing of the sale of the New Securities to the other purchasers thereof.

(6)	The Participation Right will not terminate if, on receipt of any Offering Notice from the Corporation, Osisko fails or declines to exercise it.

(7)	If pursuant to the rules of any stock exchange(s) on which Shares are listed or applicable law, the exercise of the Participation Right by Osisko results in Osisko holding 20% or more of the voting shares of the Corporation or otherwise results in a requirement for the Corporation to obtain shareholder approval, Osisko may, at its discretion, accept such lesser amount of New Securities, as applicable, as will not result in Osisko holding 20% or more of the Corporation’s voting shares or otherwise trigger shareholder approval.

ARTICLE 4

PARTICIPATION RIGHT ON STREAMING AND SIMILAR RIGHTS

4.1	Right to Participate in the Purchase of Future Streams and Similar Transactions

(1)	Unless a Trigger Event has occurred, Osisko shall have the right to participate in, and acquire up to 20% of, any stream, forward sale, prepay, royalty, off-take or similar transaction (each an “Eligible Transaction”) between the Corporation as purchaser and/or creditor and one or more third party counterparties (the “Stream Participation Right”). The Corporation agrees that the Stream Participation Right shall be exclusive to Osisko and neither it nor its Affiliates shall solicit, negotiate, entertain or agree any similar right or arrangement with any other Person whose primary business relates to: (i) mine exploration, development or operation; or (ii) the purchase and sale of metals streams, royalties or similar transactions.

(2)	The Corporation shall provide Osisko written notice (the “Stream Offer Notice”) promptly and in any case, within two (2) Business Days of entering into a term sheet (whether binding or non-binding) or agreeing commercial terms in respect of an Eligible Transaction. The Stream Offer Notice shall inform Osisko of its Stream Participation Right and detail all relevant information pertaining to the Eligible Transaction to enable Osisko to determine if it wishes to exercise its Stream Participation Right.

(3)	The Corporation shall inform the counterparty to the Eligible Transaction of Osisko’s Stream Participation Right and use commercially reasonable efforts to include Osisko within the scope of its confidentiality undertaking in respect of the Eligible Transaction or to have the counterparty agree to execute a separate confidentiality undertaking with Osisko, as applicable.

(4)	Within fifteen (15) Business Days of receipt of a Stream Offer Notice, Osisko shall be entitled to provide written notice (the “Stream Participation Acceptance Notice”) to the Corporation stating that is wishes in principle to exercise its Stream Participation Right in respect of the Eligible Transaction based on the indicative terms set out in the Stream Offer Notice.

(5)	Where Osisko has served a Stream Participation Acceptance Notice within the time period specified in Section 4.1(4) it shall be entitled to participate in the Eligible Transaction on the same terms and conditions (including with respect to price) as the Corporation. In the event Osisko does not provide a Stream Participation Acceptance Notice to the Corporation within the time period specified in Section 4.1(4), Osisko’s Stream Participation Right in respect of the Eligible Transaction specified in the applicable Stream Offer Notice shall terminate.

(6)	Where Osisko has served a Stream Participation Acceptance Notice within the time period specified in Section 4.1(4), it shall thereafter be entitled to participate in negotiations and the Corporation shall keep Osisko informed of all relevant developments relating to the Eligible Transaction and provide Osisko with all other information that it may reasonably request in order to make informed decisions regarding the Eligible Transaction.

(7)	If, following completion of negotiations with the third party counterparty or counterparties, the Corporation elects to enter into definitive documentation to proceed with the Eligible Transaction, then the Corporation shall promptly upon such election but in any case not later than fifteen (15) Business Days (or such shorter period as the Parties may agree) prior to the proposed date of closing of the Eligible Transaction give notice to Osisko (the “Stream Participation Right Election Notice”) which shall include:

a)	the purchase price payable by Osisko if it elects to fully exercise its Stream Participation Right to acquire 20% of the Eligible Transaction;

b)	all other material terms and conditions of the Eligible Transaction, including the draft share purchase agreement and the security agreement; and

c)	any other information reasonably requested by Osisko in respect of the Eligible Transaction.

(8)	Within 10 Business Days of receipt of the Stream Participation Right Election Notice, Osisko shall have the right to serve written notice to the Corporation electing to exercise its Stream Participation Right, which notice shall include the percentage of the Eligible Transaction Osisko is electing to acquire, which for the avoidance of doubt it shall acquire on the same terms and conditions (including with respect to price) as the Corporation.

(9)	If the counterparty to the Eligible Transaction objects to Osisko’s participation in the Eligible Transaction (for whatever reason), the Corporation shall acquire Osisko’s portion of the relevant transaction and Osisko shall purchase such portion from the Corporation on the same terms and conditions (including with respect to price) as those agreed in the Eligible Transaction. The Corporation and Osisko shall work in good faith to agree definitive documentation in respect of such arrangement prior to, or concurrently with, the execution of the Eligible Transaction.

(10)	Unless a Trigger Event has occurred, in consideration of the grant of the Stream Participation Right by the Corporation to Osisko, Osisko shall not, on its own behalf or on behalf of or in connection with any Person invest, participate or otherwise be commercially involved in any bona fide, confidential, privately-held carbon credit opportunity which has been introduced to Osisko by the Corporation.

4.2	Right to Participate in the Sale of Future Streams and Similar Transactions

(1)	Unless a Trigger Event has occurred, the Corporation shall not, and shall cause each of its Affiliates not sell, transfer or otherwise dispose of all or part of its interest in or rights under any asset or agreement in respect of which Osisko has exercised its Stream Participation Right (each an “Eligible Right”), except as otherwise expressly permitted under this Section 4.2, without first having offered same to Osisko in writing (the “Stream Sale Notice”).

(2)	If Osisko does not elect to acquire such an interest in an Eligible Right within thirty (30) Business Days of the Stream Sale Notice (or if Osisko elects to acquire an interest in an Eligible Right and such transaction does not close within sixty (60) Business Days of Osisko making an election in respect of a Stream Sale Notice, unless otherwise extended by the Parties acting reasonably and diligently) the Corporation shall then have the right to transfer its interest in such Eligible Right without further restriction on the same terms as offered to Osisko for a period of ninety (90) Business Days following such decision of Osisko not to so elect (or the failure to close the acquisition of the Eligible Right).

(3)	If no transaction has been consummated by the Corporation or any of its Affiliates prior to the expiry of such 90 Business Day period with respect to the Eligible Right, then the terms of this Section 4.2 shall again come into effect with respect to such Eligible Right.

(4)	The participation right will not terminate if, on receipt of any Stream Sale Notice from the Corporation, Osisko fails to or decides not to exercise it.

(5)	Nothing in Section 4.2 restricts in any manner:

a)	the disposition by a Party of an interest in the Right or this Agreement to an Affiliate; or

b)	an amalgamation, merger, or other form of corporate reorganization or change of control transaction which is a bona fide business combination transaction that has the effect in law of the amalgamated or surviving corporation possessing, directly or indirectly, substantially all the properties, rights and interests and being subject to substantially all the debts, liabilities and obligations of the transferring Party.

ARTICLE 5

OTHER RIGHTS AND UNDERTAKINGS

5.1	Registration of Shares

The Corporation shall make commercially reasonable efforts to maintain its status as a reporting issuer in all Canadian provinces where it is a reporting issuer as of the date of this Agreement and, once listed on a recognized stock exchange(s), maintain the listing of the Shares for trading on such recognized stock exchange(s), and shall file, within the required deadlines, the documents prescribed by Securities Laws. For greater certainty, the Corporation shall not be required to maintain such status or listing(s) if to do so would hinder or impede any amalgamation or business combination (whether by way of a merger, plan of arrangement, consolidation, share or other security exchange transaction, recapitalization, asset acquisition, take-over bid, or other transaction) involving the Corporation and completed in accordance with Securities Laws, if the holders of Shares have approved the transaction or otherwise tendered a sufficient number of Shares in connection with such transaction for the transaction to proceed.

5.2	Voting Support

Unless a Trigger Event has occurred, and provided that Osisko has received the shareholder meeting materials within the time periods prescribed by applicable law (including Securities Laws, as applicable), Osisko shall, and shall cause each of its Affiliates to (in each case, to the extent that they beneficially own any Shares): (a) be present, in person or by proxy, at each and every shareholder meeting of the Corporation, and otherwise to cause all Shares owned by them (which have a right to vote at such meeting) to be counted as present for purposes of establishing a quorum at any such meeting; and (b) to vote or consent, or cause to be voted or consented, all such Shares: (i) in favor of each director nominated and recommended by the Board for election at such meeting, in favor of the Corporation’s proposal for ratification of the appointment of the Corporation’s independent auditor, and in favour of every other management recommendation at any meeting of shareholders of the Company; and (ii) against any shareholder nominations for director that are not approved and recommended by the Board for election at any such meeting; provided, however, that Osisko shall not be under any obligation to vote in the same manner as recommended by the Board or in any other manner, other than in Osisko’s sole discretion, with respect to any other matter, including the approval (or non-approval) or adoption (or non-adoption) of, or other proposal directly related to, any merger or other business combination transaction involving the Corporation, the sale of all or substantially all of the assets of the Corporation or any other change of control transaction involving the Corporation.

ARTICLE 6

GENERAL

6.1	Confidentiality

(1)	Any information regarding a Party that:

a)	has not become generally available to the public;

b)	was not available to a Party or its representatives on a non-confidential basis before the date of this Agreement; or

c)	does not become available to a Party or its representatives on a non-confidential basis from a Person who is not, to the knowledge of the Party or its representatives, otherwise bound by confidentiality obligations to the provider of such information or otherwise prohibited from transmitting the information to the party or its representatives, will be kept confidential by each Party and shall constitute confidential information (the “Confidential Information”).

(2)	No Confidential Information may be released to third parties without the consent of the provider thereof, except that the Parties agree that they will not unreasonably withhold such consent to the extent that such Confidential Information is compelled to be released by legal process or must be released to regulatory bodies and/or included in public documents.

(3)	Upon request by the provider of the Confidential Information, the other Party will return to the provider, or destroy (subject only to normal course data back-up or archival processes), all documents, including any copies thereof, comprised in the Confidential Information furnished by the provider, and the recipient of the Confidential Information will confirm in writing that all Confidential Information has been returned or destroyed (subject only to normal course data back-up or archival processes), as applicable, provided that one copy of the Confidential Information may be retained within a receiving Party’s legal department for liability defense purposes only. Notwithstanding any such return or destruction of any Confidential Information, Confidential Information, including, without limitation, any Confidential Information retained by a receiving Party, will continue to be subject to this Agreement. In addition, Confidential Information that has been prepared by either Party from publicly available information or from information not obtained pursuant to this Agreement may be retained by the Party that has prepared such information.

(4)	Neither Party will issue any press release, make any disclosure and/or make any public announcement or public statement about the transactions described herein which has not been previously approved by the other Party, except that any Party may issue a press release or make a filing with a regulatory authority if counsel for such Party first advises that such press release or filing is necessary (in which case such Party will first make a reasonable effort to obtain the approval of the other Party).

6.2	Notices

Any notice, direction or other communication to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by email or other similar form of recorded communication addressed:

a)	To the Corporation:

Carbon Streaming Corporation

401 – 4 King Street West

Toronto, Ontario, Canada M5H 1B6

Attention: Justin Cochrane, President & CEO

E-mail: justin@carbonstreaming.com

b)	To Osisko:

Osisko Gold Royalties Ltd

1100, avenue des Canadiens-de-Montréal, Suite 300

Montréal, Québec, Canada H3B 2S2

Attention: Iain Farmer, Vice-President, Corporate Development

E-mail: corporatesecretary@osiskogr.com

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Montreal time), otherwise on the next Business Day, (ii) transmitted by email or similar means of recorded communication on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the Party at its changed address.

6.3	Further assurances

The Parties agree to execute and deliver from time to time all further documents and instruments, and to take any action, which the other Party may reasonably require for the purposes of giving effect to this Agreement or to better attest or complete the meaning and intention of this Agreement.

6.4	Entire agreement

The Parties acknowledge that this Agreement constitutes a complete, true and inclusive reproduction of the agreement entered into between them and that it cancels any prior agreement, with the Parties formally waiving their right to rely on any discussions and negotiations which preceded its signing.

6.5	Severability

If any term or other provision of this Agreement is invalid, illegal or unenforceable under any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or unenforceable, the Parties to this Agreement shall negotiate in good faith to amend this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner such that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

6.6	Amendment and waiver

This Agreement may not be amended or modified, or any provision hereof waived, except by an agreement in writing executed by all the Parties.

6.7	Termination

This Agreement shall come into force and effect as of the date set out on the first page hereof and shall continue in force until the earlier of: (a) the date on which this Agreement is terminated by the mutual written consent of the Parties; and (b) the date that is ten (10) Business Days after the occurrence of a Trigger Event, at which time this Agreement shall automatically terminate without any further action on the part of either of the Parties; provided that in either case the provisions of this Article 6 shall survive termination of this Agreement and shall remain in full force and effect.

6.8	Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties to this Agreement and, from time to time, their respective successors and permitted assigns as provided under Section 6.8.

6.9	Assignment

This Agreement and any right, benefit or obligation resulting herefrom may not be assigned by a Party without the prior written consent of the other Parties, provided that Osisko may assign this Agreement or the rights, benefits or obligations resulting herefrom to an assignee which is an Affiliate without the prior consent of the Corporation.

6.10	Third party beneficiaries

The terms and conditions of this Agreement shall apply only for the benefit of the Parties and their respective successors and permitted assigns, and the Parties do not intend to confer rights on third party beneficiaries, and this Agreement does not confer any such right on third parties.

6.11	Remedies

Each Party acknowledges that its failure to observe or perform its covenants and agreements herein contained shall result in damages to another Party which could not be adequately compensated for by a monetary award and accordingly each Party hereto agrees that in addition to all other remedies available to a Party at law or in equity in the event another Party fails to observe or perform its covenants herein, a Party shall be entitled as a matter of right to apply to a court of competent jurisdiction for such relief by way of restraining order, injunction, decree of specific performance or otherwise, as may be appropriate to ensure compliance by each Party with this Agreement.

6.12	Governing law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Quebec and the federal laws of Canada applicable therein.

6.13	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. A signed signature page of this Agreement delivered by a Party electronically shall have the same effect as an original of the signed copy of this Agreement delivered by such Party.

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IN WITNESS WHEREOF, the Parties have signed this Agreement on the date first hereinabove written.

CARBON STREAMING CORPORATION

By:	(signed) “Justin Cochrane”
Name:	Justin Cochrane
Title:	President & Chief Executive Officer

OSISKO GOLD ROYALTIES LTD

By:	(signed) “Iain Farmer”
Name:	Iain Farmer
Title:	Vice President, Corporate Development

By:	(signed) “André Le Bel”
Name:	André Le Bel
Title:	Vice President, Legal Affairs and Corporate Secretary